Exhibit 99.1

ELBIT IMAGING ANNOUNCES GAMIDA CELL SIGNS OPTION AND
INVESTMENT AGREEMENTS WITH MAJOR PHARMACEUTICAL COMPANY

Tel Aviv, Israel, August 19, 2014, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that Elbit Medical Technologies Ltd. (“Elbit Medical”) (TASE: EMTC-M), a subsidiary of the Company in which it holds approximately 86% of the voting power, announced that on August 18, 2014, Gamida Cell Ltd., in which Elbit Medical holds approximately 30.8% of the voting power (“Gamida Cell”) and a vast majority of Gamida Cell's shareholders (including Elbit Medical), signed an Option and Investment Agreements (the "Agreements") with Novartis Pharma AG (Novartis).

Under the Agreements, Novartis will invest $35 million in Gamida Cell in exchange for approximately 15% of Gamida Cell’s share capital and an option to purchase the holdings of the other shareholders in Gamida Cell (the "Option").

The Option is exercisable, for a limited period of time, following Gamida Cell achieving certain milestones relating to the development of NiCord (the "Product"). Gamida Cell estimates that these milestones will be met during 2015. In any event, the Option, if not exercised, will expire in first half of 2016.

Upon exercising the Option, Novartis would pay other shareholders in Gamida Cell (the "Sellers") cash payments of approximately $165 million, in accordance with the terms of the Agreements. In addition, the Sellers will be entitled to potential future payments which can reach a total of $435 million, depending on certain development and regulatory milestones and on sales of Gamida Cell's products.

Gamida Cell is currently conducting two Phase I/II trials using the Product to treat patients suffering from hematologic malignancies and Sickle Cell Disease.

Following completion of the investment under the Agreements (and prior to the exercise of the Option) Elbit Medical will hold about 24.7% in Gamida Cell. Elbit Medical is evaluating the accounting implications of the Agreements on its financial statements.

Completion of the transaction is subject to closing conditions as specified in the Agreements.

At this point in time, there is no certainty that the investment will be completed and/or that Novartis will exercise the Option and/or that the milestones will be achieved and/or the Product or any other of Gamida Cell’s products will reach the market and generate earn-out payments from their sales.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “would,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Ron Hadassi
Chairman and Acting CEO
Tel: +972-3-608-6048
ron@elbitimaging.com